Höganäs

Date/Datum: 05 February 2008

Our ref./Unser Zeichen: /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

[redacted]

08000791

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Encl. Press release Höganäs Brasil Ltda

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

Höganäs consolidates its operations in Brazil

Höganäs Brasil Ltda will consolidate all activities to the site in Mogi das Cruzes, São Paulo during 2008 to improve efficiency and to reduce cost and capital employed.

Höganäs has sold the facility in Jacarei, São Paulo and will concentrate all activity in Brazil to the facility in Mogi das Cruzes. Manufacturing, technical support centre and sales offices will be moved by October 2008. The total investment will amount to 30 MSEK and the annual savings will be in excess of 5 MSEK per year in reduced costs and improved process efficiency. There is no profit from the sale of the site in Jacarei but it will finance the total investment.

In May 2007, Höganäs announced an expansion in melting capacity in Mogi das Cruzes in response to the rapid growth in the region.

Enquiries:
HÖGANÄS AB (publ)
Alrik Danielson
President & Chief Executive Officer

Höganäs AB (publ)
Corporate Communications

Höganäs, Sweden, 5 February 2008

END